CHANTICLEER HOLDINGS, INC.
11220 Elm Lane, Suite 203
Charlotte, North Carolina 28277

November 3, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  David R. Humphrey, Branch Chief

Re:	Chanticleer Holdings, Inc. (the “Company”)
Form 10-K/A for the year ended December 31, 2008
File Number 814-00709

Dear Mr. Humphrey:

We are in receipt of your letter of October 5, 2009.  We will make the changes indicated in our response and forward redline copies for your review before filing any additional amendments.

Following are our responses to your additional comments:

Form 10-K/A (fiscal year ended December 31, 2008)

Report of Independent Registered Public Accounting Firm, page 18

1.
We note the inclusion of the newly inserted fourth paragraph of the audit report pertaining to the impairment of your available-for-sale securities and that such was determined to be other than temporary.  Please expand to disclose that the financial statements have been 'restated' as described in Note 3.  In this regard, the audit report should indicate the financial statements have been restated.  In addition, the face of the financial statements should also indicate that the fiscal year 2008 amounts have been restated.

Response:

The auditor proposes to replace the fourth paragraph with the following:

As described in Note 3 to the consolidated financial statements, the Company has restated its December 31, 2008 consolidated financial statements due to management’s determination that its available-for-sale securities were impaired at December 31, 2008, and that these impairments were other than temporary.  Consequently, the unrealized losses on these securities have been recognized in the restated consolidated statement of operations rather than being recognized in other comprehensive income as a separate component of equity in the Company’s amended Form 10-K/A.

We will add the restated reference to the financial statements.

Financial Statements

Note 3, Restatement, page 31

2.
We have reviewed your response to our prior comments 9 and 10 and note the inclusion of this newly inserted footnote regarding the restatement of your audited financial statements for the recording of the other than temporary impairment loss on your available-for-sale securities.  However, please tell us in detail the facts and circumstances that you evaluated and concluded upon in order to determine that your available-for-sale securities were other than temporarily impaired at December 31, 2009 (2008).  In this regard, please address each of the factors outlined in SAB Topic 5.M and explain why you believe your securities were impaired and that the impairment was other than temporary as of December 31, 2008 rather than a subsequent interim period and/or that such decline in stock price was not considered to be temporary at December 31, 2008.

Response:

SAB Topic 5.M outlined the following factors to be used in determining that available-for-sale or held-to-maturity securities are impaired and that the impairment was other than temporary.

a.	The length of time and the extent to which the market value has been less than cost -
Special Projects Group ("SPLJ") - Following is a schedule of shares owned, cost and valuation, based on traded price on the valuation date.

Date	Shares owned	Cost	Fair value

12/31/2006	800,000	$102,403	$176,000
12/31/2007	1,046,900	$144,349	$52,345
12/31/2008	1,046,900	$144,349	$31,407
3/31/2009	1,046,900	$144,349	$31,407

Syzygy Entertainment, Ltd. ("SYZG") - Following is a schedule of shares owned, cost and valuation, based on traded price on the valuation date.

Date	Shares owned	Cost	Fair value

12/31/2007	642,814	$1,114,221	$964,221
12/31/2008	642,814	$1,114,221	$77,138
3/31/2009	642,814	$1,114,221	$12,856

b.	The financial condition and near term prospects of the issuer, technology changes, discontinued operations, etc.

SPLJ - By 2008 the original acquisition made by SPLJ had been rescinded and SPLJ had no operations.

SYZG - In December 2006, SYZG began operation of a casino in the Turks & Caicos Islands, consisting of gaming machines.  In February 2008, SYZG received approval to operate live gaming with a full scale casino license.  By the end of the third quarter of 2008, SYZG had year-to-date net earnings of $617,862 and appeared to be well on the way to developing a profitable business.  During the fourth quarter of 2008, the impact of the collapse in the economy resulted in a loss of $744,351, primarily from bad debt losses.  The casino has continued to operate at a loss in 2009 during which time management has attempted to sell the operating assets.  There have been several changes in management during 2007-2009, which is a further indication that continuation as a going concern is unlikely.  The Company has survived in the past primarily with loans and advances from shareholders, the continuation of which cannot be guaranteed.

c.	The intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

SPLJ - The Company expects to continue to hold the SPLJ investment until an acquisition candidate can be identified.

SYZG - The Company expects to continue to hold the SYZG investment to see if any recovery above the current impaired value is possible.

Conclusions:

SPLJ - Clearly the decline in value had occurred by December 31, 2008 and a write-down as a realized loss should be recorded at that date.

SYZG - The economy and ineffective management have resulted in a substantial decline in value.  In addition, as a result of the potential inability of the shareholders to continue to meet cash short-falls, the ability of SYZG to continue as a going concern is in substantial doubt.  A realized loss should be recognized at December 31, 2008 for the decline in value as of that date.  In addition, a further realized loss should be recorded at March 31, 2009 for the additional decline in value as of that date.  There is no evidence to date to indicate any recovery in value beyond these levels.

It is our understanding that additional disclosure in the financial statements is not required.

Form 10-Q (Quarter Ended March 31, 2009), As Amended

Financial Statements
and
Note 3, Restatement, page 9

3.
It appears that you have elected to expense all costs capitalized pursuant to SFAS 141 as of the effective date of SFAS 141(R).  If our understanding is correct, the expensing of these costs as of January 1, 2009 should be classified as a current period charge in operating expenses pursuant to FASB ASC 805-10-25-23.  Alternatively, you may elect to retroactively expense previously capitalized transaction costs by restating fiscal 2008.  In that case, the restatement of the prior period financial statements should be classified as a change in accounting policy.  Please revise and advise as appropriate.

Response:

250-10-20 defines a change in accounting principal as "a change from one generally accepted accounting principle to another generally accepted accounting principle when there are two or more generally accepted accounting principles that apply or when the accounting principle formerly used is no longer generally accepted."  In our situation, SFAS 141(R) replaced SFAS 141, effective January 1, 2009.

250-10-45-5 provides that an entity shall report a change in accounting principle through retrospective application of the new accounting principle to all prior periods, unless it is impracticable to do so.  Retrospective application requires all of the following:

•
The cumulative effect of the change to the new accounting principle on periods prior to those presented shall be reflected in the carrying amounts of assets and liabilities as of the beginning of the first period presented.

•
An offsetting adjustment, if any, shall be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period.

•	Financial statements for each individual prior period presented shall be adjusted to reflect the period specific effects of applying the new accounting principle.

Accordingly, the current treatment as a change in accounting principle appears appropriate.

4.
We have reviewed your response to our prior comments 9 and 10 and note the inclusion of this newly inserted footnote regarding the restatement of your interim financial statements for the recording of the other than temporary impairment loss on your available-for-sale securities, along with the inclusion of the write-off of deferred acquisition costs.  We note that the "As restated" net loss per share is $(0.46), whereas, it appears the statements of operations on page 5 incorrectly discloses a net loss of $(0.17) per share.  In addition, the face of the financial statements should also be labeled as "restated."  Please revise.

Response:

The net loss per share, basic and diluted will be corrected to ($0.46) on the consolidated statement of operations on page 5.  In addition, the face of the financial statements will be labeled as restated.

5.
Similarly to that requested for the December 31, 2008 audited financial statements above, please address each of the factors outlined in SAB Topic 5.M and explain why you believe your securities were further impaired and that the impairment was other than temporary as of March 31, 2009 rather than a subsequent interim period and/or that such decline in stock price was not considered to be temporary at March 31, 2009.

Response:

See comment 2 above.

Note 4, Investments, page 10

6.
We note your changes made in response to our prior comment 7.  Please expand to disclose that you fair valued both the Remodel Auction, Inc. and Breezeplay, Inc. investments at $375,000, and are accounting for these under the cost method.  Also, as previously requested, disclose the number of common shares you hold in each of these entities at the most recent balance sheet date.

Response:

We would revise the first paragraph on page 11 as follows:

The Company received investments in two companies in exchange for providing management services for one year.  The Company recorded the investments at their estimated fair market value of $375,000 and is amortizing the related deferred revenue over the one year period in which services are being provided.  The investments are being accounted for under the cost method.  At March 31, 2009, the Company has 250,000 shares of Breezeplay, Inc. and 500,000 shares of Remodel Auction Incorporated.

Controls and Procedures:  Evaluation of disclosure controls and procedures (restated), page 19

7.
We note your revisions made in response to our prior comment 15.  Please clarify in the last sentence of the first paragraph that your disclosure controls and procedures were not effective as of "March 31, 2009.'  Your current disclosure says 'December 31, 2008.'  Please revise.

Response:

The reference to December 31, 2008 will be corrected to March 31, 2009.

Form 10-Q (Quarter Ended June 30, 2009)

Note 3, Investments, page 11

8.
We have reviewed your response to our prior comment 18.  In the amended June 30, 2009 Quarterly Report on Form 10-Q, to be filed, please expand the note disclosure to include your response regarding the investments in Lifestyle Innovations, Inc. and Edison Nation, LLC (formerly Bouncing Brain Productions, LLC).

Response:

We will expand the note disclosure in the June 30, 2009 Form 10-Q/A to be amended to include the discussion in our response to your prior comment 18.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 17

9.
Please expand this section to discuss the extension of the $5 million loan originally due on May 14, 2009 (held by your investee, Investors, LLC) and the business reasons to extend this loan for an additional eighteen months.  Also discuss the liquidity impact of collectability of your share of this loan.  In this regard, your disclosure should also include your response to prior comment 19 of your response letter to us dated July 10, 2009.

Response:

We will incorporate our July 10, 2009 response to your prior comment 19 in the liquidity and capital resources section of the MD&A on pages 16 and 17 of the June 30, 2009 Form 10-Q.

Controls and Procedures, page 19

10.	Please revise this section pursuant to your response to our prior comments 14 and 15. In addition, updated Exhibits 31 and 32 Certifications should be filed with the amended June 30, 2009 Form 10-Q.

Response:

The controls and procedures disclosure on page 19 will be updated to be consistent with the revised disclosure in the March 31, 2009 Form 10-Q/A.  In addition, updated Exhibits 31 and 32 will be included with the June 30, 2009 Form 10-Q/A to be filed.

The Company is aware and acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Michael D. Pruitt
Chief Executive Officer and
  Chief Financial Officer

Cc  Creason & Associates, P.L.L.C.